Mail Stop 3720

November 22, 2006

Mr. John P. Crowley
Executive Vice President
  and Chief Financial Officer
Fairpoint Communications, Inc.
521 East Morehead Street
Suite 250
Charlotte, NC 28202

>   **RE: Fairpoint Communications, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006**
>   **and September 30, 2006**
>   **File No. 333-56365**

Dear Mr. Crowley:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 63

1) Organization and Summary of Significant Accounting Policies, page 63

(d) Revenue Recognition, page 64

1.   We note that revenues earned through various pooling arrangements are initially recorded based on the company's estimates. Please explain to us, in detail, this policy including how you estimate revenues and your reason for recording estimates as opposed to actual revenues. Also explain to us the significance of estimated revenues for several of your most recent reporting periods as well as differences between estimates and actual revenues earned for those periods.

 (j) Goodwill and Other Intangible Assets, page 67

2.   Please tell us and disclose, in detail, the manner in which you conduct annual impairment testing for goodwill and the significant assumptions used. For example, explain how you apply the first step in the process, identifying potential goodwill impairment by comparing the estimated fair value of the reporting unit to its carrying amount. Include discussion of method and assumptions used to estimate fair value and, using the guidance in paragraphs 30-31 of SFAS 142, describe how you determined your reporting units for purposes of performing your goodwill impairment test as well as the amount of goodwill to be assigned to your separate reporting units. Also explain how you apply the second step during which the amount of the impairment is measured based on a comparison of the "implied fair value" of goodwill with its carrying amount.

6) Investments, page 76

b) Equity Method Investments, page 77

3.   In light of the significance of your earnings from your investment in Orange County – Poughkeepsie Limited Partnership, it appears you should provide audited financial statements of this entity in an amendment to your Form 10-K pursuant to 3-09 of Regulation S-X. Please revise accordingly or advise us. If you believe it is not necessary for you to provide the audited financial statements, please explain why in detail and provide to us your computations of significance prepared in accordance with 1-02(w) of Regulation S-X.

c) Investments in Equity Securities Carried at Cost, page 79

4. The nature of these investments and the reason why it is not practicable to estimate their fair value is unclear. Please provide further discussion on these investments to include the disclosures required by paragraph 14 of SFAS 107.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have

questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director